Contacts: Media Relations – George C. Lewis, 610-774-4687 Investor Relations – Andy Ludwig, 610-774-3389 Talen Energy Completes Sale of Gas-Fired Power Plant in Pennsylvania ALLENTOWN, Pa., (Feb. 1, 2016) – Talen Energy Corporation (NYSE: TLN) completed on Monday (2/1) the sale of Talen Ironwood Holdings, LLC, which through its subsidiaries owns and operates the Ironwood combined-cycle, natural gas-fired power plant in Lebanon County, Pa., to a subsidiary of TransCanada Corporation (TSX, NYSE: TRP). The total purchase price, after estimated adjustments for net working capital, was $657 million. In connection with the transaction, Talen Energy repaid approximately $41 million in debt, plus a customary pre-payment premium, associated with the plant. Talen Energy expects to use transaction proceeds to retire pre-payable and maturing debt, and for other general corporate purposes. Sale of the 704-megawatt plant supports mitigation measures required by a December 2014 Federal Energy Regulatory Commission order that approved the transactions that formed Talen Energy. Other previously announced mitigation sales in specified regions of the PJM Interconnection are expected to close in the first quarter of 2016, subject to the satisfaction of customary closing conditions. Credit Suisse served as financial advisor to Talen Energy for the Ironwood transaction. Kirkland & Ellis LLP served as transaction counsel. Talen Energy is one of the largest competitive energy and power generation companies in North America. Our diverse generating fleet operates in well-developed, structured wholesale power markets. To learn more about us, visit www.talenenergy.com. Forward-Looking Statements All statements contained herein other than statements of historical fact are "forward-looking" statements for purposes of the U.S. federal and state securities laws. Although Talen Energy believes that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. Forward-looking statements are subject to many risks and uncertainties, and actual results may differ materially from the results discussed in the statements. The following are among the important factors that could cause actual results to differ materially from the forward-looking statements: adverse economic conditions; changes in commodity prices and related costs; operational, price and credit risks in the wholesale and retail electricity markets; operating performance and the length of scheduled and unscheduled outages at our generating plants; volatility in the availability and/or price of electric transmission and/or fuel transmission and delivery services; competition in the power generation market; federal and state legislation and regulation, including laws and regulations concerning the environment; the impact of climate change; and weather conditions affecting customer energy usage and/or the availability of fuel for our generating plants. Any forward- looking statements should be considered in light of such important factors and in conjunction with Talen Energy's filings with the Securities and Exchange Commission that are available at www.sec.gov. # # #